Exhibit 12.1
Equity Office Properties Trust
Statement of Earnings to Fixed Charges

For the three months ended
March 31, 2006
(Dollars in thousands)
Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and gain on sales of real estate	$38,306

Plus Fixed Charges:
Interest expense	224,227
Capitalized interest	474
Loan amortization cost	2,929

Fixed charges	227,630

Plus amortization of capitalized interest	443
Plus distributed income of investments in unconsolidated joint ventures	434
Less capitalized interest	(474)
Less minority interest in pretax income of subsidiaries that have not incurred fixed charges	(8,811)

Total	(8,408)

Earnings	$257,528

Fixed charges	$227,630

Earnings to fixed charges	1.1